Exhibit 99.1

SPECIAL SHAREHOLDERS’ MEETING OF

EMERA INCORPORATED

NOTICE TO SHAREHOLDERS

REGARDING ACCESS TO EMERA’S MANAGEMENT INFORMATION CIRCULAR

MEETING DATE and LOCATION Date: Thursday, July 11, 2019 Time: 2:00 p.m. Atlantic Time Place: 8th Floor, Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada

Q	WHY AM I RECEIVING THIS NOTICE?

A

As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the special shareholders’ meeting (“Meeting”), electronically, instead of mailing paper copies. This notice provides you information on how to view the Information Circular online and / or request a paper copy. Accompanying this notice is the proxy form that you will need to vote.

Q	WHERE CAN I ACCESS THE INFORMATION CIRCULAR ON-LINE?

A	The Information Circular can be viewed online at www.meetingdocuments.com/astca/ema as of Tuesday, June 11, 2019 for a period of one year following the Meeting, or at www.SEDAR.com.

Q	HOW CAN I OBTAIN A PAPER COPY OF THE INFORMATION CIRCULAR?

A	At any time prior to the date of the Meeting, you can request a paper copy of the Information Circular free of charge by calling the phone number, sending an email or accessing the website below:

Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States)

Email address: fulfilment@astfinancial.com

Website: www.meetingdocuments.com/astca/ema

Paper copies requested before the date of the Meeting will be sent to you within 3 business days of receiving your request. Therefore, to receive the Information Circular prior to the proxy deadline for the Meeting described below, you should make your request before 2:00 p.m. Atlantic Time on Friday, June 21, 2019. To receive the Information Circular prior to the Meeting you should make your request before 2:00 p.m. Atlantic Time on Friday, June 28, 2019.

Requests for paper copies of the Information Circular can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	As explained in the Information Circular, Shareholders are being asked to vote on the following item of business:

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE

The amendment to Part B of the Articles of Association of the Company for the removal of the 25 percent restrictions relating to share ownership and voting rights by non-Canadian resident shareholders of the Company.

See page 4 of the Information Circular for more information.

All Shareholders are reminded to review the Information Circular before voting.

Q	HOW DO I VOTE MY SHARES?

A

You may vote by Internet, telephone, posted mail, delivered mail, e-mail or fax. Details of the methods of voting can be found on your accompanying proxy form. You will need your control number contained in the accompanying proxy form in order to vote by telephone or by Internet.

To be valid, proxy forms or voting instructions must be received by Emera’s Corporate Secretary, c/o AST Trust Company (Canada) at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 2:00 p.m. Atlantic Time on Tuesday, July 9, 2019 or, if the Meeting is adjourned or postponed, by 2:00 p.m. Atlantic Time two business days before the reconvened meeting date (or proxy deadline). Emera reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A	Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or 1-416-682-3801 for holders outside of Canada and the United States or fulfillment@astfinancial.com